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                           January 2, 2024

       Bill Brownie
       Interim Chief Executive Officer and Chief Operating Officer
       Eargo, Inc.
       2665 North First Street, Suite 300
       San Jose, California 95134

                                                        Re: Eargo, Inc.
                                                            Schedule 13E-3/A
filed December 28, 2023 by PSC Echo, LP et al.
                                                            File No. 005-91783
                                                            Revised Preliminary
Proxy Statement filed December 28, 2023
                                                            File No. 001-39616

       Dear Bill Brownie:

                                                        We have reviewed your
filings and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement filed December 28, 2023

       General

   1. We note your response to comment two, which we re-issue. In this respect, we note your statement that Patient
Square does not control decisions made by the PSC Stockholder with respect to the
Company. Notwithstanding such statement, please advise why Patient
                                                        Square is not an
affiliate of Eargo engaged, directly or indirectly, in the Rule 13e-3 transaction. For
guidance, refer to Question 201.05 of the Division of Corporation
                                                        Finance   s Compliance
and Disclosure Interpretations of Going Private Transactions,
                                                        Exchange Act Rule 13e-3
and Schedule 13E-3, available at

https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bill Brownie
Eargo, Inc.
January 2, 2024
Page 2

        Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-
3444.



                                                           Sincerely,
FirstName LastNameBill Brownie
                                                           Division of
Corporation Finance
Comapany NameEargo, Inc.
                                                           Office of Mergers &
Acquisitions
January 2, 2024 Page 2
cc:       Michael Gilson
FirstName LastName